UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gracell Biotechnologies Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

38406L103**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 38406L103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “GRCL.” Each ADS represents five (5) Ordinary Shares of the Issuer. No CUSIP has been assigned to the Issuer’s Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38406L103	Page 2 of 9

1.	Name of Reporting Person LAV Granite Limited (“GRAN”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,981,730 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,981,730 Shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,981,730 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.1%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	These Ordinary Shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents five (5) Shares.

(2)	This percentage is calculated based on 483,561,767 Shares outstanding as of January 8, 2024, as set forth in Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 17, 2024.

CUSIP No. 38406L103	Page 3 of 9

1.	Name of Reporting Person LAV Biosciences Fund V, L.P. (“LAVV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,049,125 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,049,125 Shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,049,125 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.1%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	These Ordinary Shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents five (5) Shares.

(2)	This percentage is calculated based on 483,561,767 Shares outstanding as of January 8, 2024, as set forth in Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 17, 2024.

CUSIP No. 38406L103	Page 4 of 9

1.	Name of Reporting Person LAV Biosciences Fund V sub A, L.P. (“LAVVA”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 375,825 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 375,825 Shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,835 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	These Ordinary Shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents five (5) Shares.

(2)	This percentage is calculated based on 483,561,767 Shares outstanding as of January 8, 2024, as set forth in Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 17, 2024.

CUSIP No. 38406L103	Page 5 of 9

1.	Name of Reporting Person Yi Shi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.

Shared Voting Power

25,406,680 Shares, 14,981,730 of which are directly owned by GRAN, 10,049,125 of which are directly owned by LAVV, and 375,825 of which are directly owned by LAVVA. Yi Shi, the managing partner of GRAN, LAVV, and LAVVA, may be deemed to have shared power to vote these shares.(1)

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

25,406,680 Shares, 14,981,730 of which are directly owned by GRAN, 10,049,125 of which are directly owned by LAVV, and 375,825 of which are directly owned by LAVVA. Yi Shi, the managing partner of GRAN, LAVV and LAVVA, may be deemed to have shared power to vote these shares.(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,406,680(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	These Ordinary Shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents five (5) Shares.

(2)	This percentage is calculated based on 483,561,767 Shares outstanding as of January 8, 2024, as set forth in Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 17, 2024.

CUSIP No. 38406L103	Page 6 of 9

Item 1(a)	Name of Issuer.

Gracell Biotechnologies Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Building 12, Block B, Phase II Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park People’s Republic of China

Item 2(a)	Name of Persons Filing.

This Statement is filed by LAV Granite Limited (“GRAN”), LAV Biosciences Fund V, L.P. (“LAVV”), LAV Biosciences Fund V sub A, L.P. (“LAVVA”), and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of GRAN, LAVV, and LAVVA, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by GRAN, LAVV, and LAVVA.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address for GRAN, LAVV and Dr. Shi is Room 606-7, St. George’s Building, 2 Ice House Street, Central, Hong Kong. The address for LAVVA is 2735 Sand Hill Road, Suite 210, Menlo Park, CA 94025.

Item 2(c)	Citizenship.

GRAN is British Virgin Islands business company. LAVV is Cayman Islands partnership. LAVVA is a United States partnership. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number.

38406L103. This CUSIP number applies to the American Depositary Shares, each representing five (5) Ordinary Shares of the Issuer.

CUSIP No. 38406L103	Page 7 of 9

Item 3	Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons is provided as of December 31, 2023:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 38406L103	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024	LAV GRANITE LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	LAV BIOSCIENCES FUND V, L.P.

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	LAV BIOSCIENCES FUND V SUB A, L.P.

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	YI SHI

	By:	/s/ Yi Shi
	Name:	Yi Shi

CUSIP No. 38406L103	Page 9 of 9

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit 99.1: Agreement of Joint Filing